

Mail Stop 3561

September 25, 2008

Mr. Scott D. Wilson
Principal Financial Officer
El Paso Electric Company
Stanton Tower, 100 North Stanton
El Paso, TX 79901

> **Re:** **El Paso Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **Filed February 29, 2008**
> **File No. 1-14206**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 58

1. Please request that your auditors revise their report in future filings to include a conformed signature. Typically, the conformed signature appears in the form of: "/s/ [Registered Public Accounting Firm]." Refer to Rule 2-02(a) of Regulation

S-X and Rule 302 of Regulation S-T. Similarly, please request that they revise their consent filed as Exhibit 23.

Note A. Summary of Significant Accounting Policies, page 67

Application of SFAS No. 71, page 67

2.   We note that you determined your Texas jurisdiction meets the criteria for the re-application of SFAS 71 as of December 31, 2006. Considering your Texas Rate Agreements provide for most retail base rates to remain at their current level through June 30, 2010, please explain how you determined you met all of the criteria in paragraph 5 of SFAS 71 to apply the standard. Furthermore, since paragraph 43 of SFAS 101 excludes the re-application of SFAS 71 from its scope, please tell us the guidance you relied upon in classifying the gain recognized upon the re-application of SFAS 71 as extraordinary. To the extent you applied the guidance in APB 30, explain to us how you concluded the re-application of SFAS 71 in Texas was both unusual in nature and infrequent in occurrence, given the re-application of SFAS 71 in New Mexico in 2004.

Note B. Regulation, page 74

3.   Please disclose the nature and amount of each regulatory asset and liability. Furthermore, please disclose whether any portion of your regulatory asset balance includes amounts on which you do not earn a current return and the remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. Refer to the requirements of paragraph 20 of SFAS 71.

Note F. Accumulated Other Comprehensive Income (Loss), page 95

4.   Please tell us what the $5.1 million SFAS 158 tax adjustment recorded to accumulated other comprehensive income during fiscal 2007 represents.

Controls and Procedures, page 124

5.   We note your statement that the chief executive officer and chief financial officer concluded that your disclosure controls and procedures were "adequate." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures were *effective*. In future filings, please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Furthermore, you disclose that your certifying officers concluded that your disclosure controls and procedures were adequate to "ensure that material information relating to [you] and [your]

consolidated subsidiary would be made known to them by others within those entities." In future filings, please revise your disclosure to either exclude the definition of disclosure controls and procedures or to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e). To the extent you continue to include the definition, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us, if true, that your officers concluded your disclosure and controls were effective as of December 31, 2007 and that such conclusion would not change had the full definition of disclosure controls and procedures been included in the filing.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Note A. Principles of Preparation, page 7

Investment in Debt Securities, page 7

6.   You disclose that, beginning on February 13, 2008, auctions for $4.0 million of your auction rate securities have not been successful, resulting in the inability to liquidate these investments. We also note that you reclassified these investments to long-term assets, and, since you classify them as trading securities, adjusted their carrying amount to fair value. Please explain in further detail the valuation techniques and assumptions used in determining the fair value of your auction rate securities. Although we note your disclosures on page 26, we are requesting a more detailed explanation, such as an explanation of the internal estimates used in your own discounted cash flow models. Clarify if you excluded the impact of reasonably available secondary market transactions or completed auction prices in 2008 on the basis that they were considered "distress prices" and clarify if secondary market valuations are based on actual recent sales, non-firm commitments to buy, internal models, and/or other measures. To the extent material, please disclose more detail related to your valuation techniques in future filings in addition to disclosing the following information:

- The key terms of your securities, including maturity dates, auction reset provisions, and interest rate provisions;

- The nature of collateral, including a description of the collateral's credit quality;
- The number of failed auctions;
- The dollar amount of auction rate securities sold during the period and whether losses were realized upon the sales;
- The methods through which principal on the securities will be available, such as through successful auctions, buyers found outside the auction process, maturity, or redemption by the issuer.

Please ensure that you provide these additional disclosures in your response.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 or Sarah Goldberg (Assistant Chief Accountant) at (202) 551-3340 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief